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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 1-14118

WORLD COLOR PRESS INC.
(f/k/a Quebecor World Inc.)
(Translation of Registrant's Name into English)

999 de Maisonneuve Boulevard West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

 WORLD COLOR PRESS INC.
(f/k/a Quebecor World Inc.)

Filed in this Form 6-K

Exhibit Index
99.1.	Press release dated August 13, 2009 announcing financial results for the three and six-month periods ended June 30, 2009
99.2.	Unaudited consolidated financial statements for the three and six-month periods ended June 30, 2009 and 2008
99.3.	Management's discussion and analysis for the three and six-month periods ended June 30, 2009 and 2008
99.4	Certification of the President and Chief Executive Officer
99.5	Certification of the Chief Financial Officer

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.
By:	(/s) Jo-Ann Longworth
Name:	Jo-Ann Longworth
Title:	Chief Accounting Officer
Date:	August 13, 2009

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WORLD COLOR PRESS INC. (f/k/a Quebecor World Inc.) Filed in this Form 6-K
SIGNATURES